MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NY 10010

December 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (the "Registrant")

Registration Numbers: 333-160918 and 811-22321

Dear Sir/Madam:

Electronically transmitted for filing pursuant to Rule 485(a) is a Prospectus and Statement of Additional Information for MainStay Epoch Global Equity Yield Fund (Class R2 Shares) and MainStay International Opportunities and MainStay U.S. Equity Opportunities Funds (revised investment strategies), each a series of MainStay Funds Trust, filed on Post-Effective Amendment No. 61 to Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 63 under the Investment Company Act of 1940, as amended.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 973.394.4505.

Very truly yours, /s/ Thomas C. Humbert Thomas C. Humbert Assistant Secretary